FORM 4                U.S. SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549
                        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Check this box if no longer                             OMB APPROVAL
subject to Section 16.  Form                            OMB Number:
4 or Form 5 obligations may                             Expires:
continue.  See Instruction                              Estimated average burden
1(b)                                                    hours per response...0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

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
1.  Name and Address of       Klever Marketing (KLMK)  6.  Relationship of Reporting Person(s) to Issuer
    Reporting Person*
    The Olson Foundation                                      (Check all applicable)
  (Last) (First) (Middle)                                   ___  Director     __x___10% Owner

                                                            ___  Officer (give _____Other
                                                             title below)       (specify below)
                                                             Interim CFO

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                           3. IRS or Social Security   4.  Statement for    Individual or Joint / Group Filing
                              Number of Reporting          Month/Year       (Check Applicable Line)
 601 S. Milliken Ave. Ste K-100 Person (Voluntary)                             x     Form Filed by One Reporting Person
    (Street)
                                                        March 2001             _____ Form Filed by More than One Reporting Person

                                                       5.  If Amendment, Date of
Ontario, CA  91761                   5                     Original (Month/Year)
                                                                02/14/01
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(City)  (State) (Zip)
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
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------- --------------------------------------------------------------------
                           2.  Trans-   3. Transac-   4.Securities Acquired (A) or   5. Amount of     6. Ownership   7. Nature of
1.  Title of Security          action      tion         Disposed of (D)              Securities        Form:          Indirect
      (Instr. 3)               Date        Code         (Instr. 3, 4 and 5)          Beneficially      Direct         Beneficial
                                          (Instr. 8)                                 Owned at End      (D) or         Ownership
                             (Month/                                                 of Month          Indirect       (Instr. 4)
                              Day/                                                   (Instr. 3 and     (I)
                              Year)                                                    4)              (Instr. 4)
                                         ------- ------- -------------------------  --------------
                                           Code    V     Amount (A)or(D)   Price
---------------------------------------- ------- ------- ------ -------- ---------- -------------- ------------------- ------------
Common Stock, par value $0.01 per share                                              759,765             I           Directly owned
                                                                                                                     by Olson Farms,
                                                                                                                     Inc.
---------------------------------------- ------- ------- ------ -------- ---------- -------------- ------------------- ------------
Common Stock, par value $0.01 per share                                              150,000             D
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---------------------------------------- ------- ------- ------ -------- ---------- -------------- ------------------- ------------

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                         SEC 1474


  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

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
1.Title of    2.           3.      4.     5.Number of   6.Date       7.Title and  8.Price of  9.Number   10.          11.Nature
  Derivative  Conversion  Trans-   Trans-  Derivative    Exercisable  Amount of    Derivative  of           Ownership    of
  Security    or          action   action  Securities    and          Underlying   Security    Derivative   Form of      Indirect
  (Instr. 3)  Exercise    Date     Code    Acquired      Expiration   Securities   (Instr.     Securities   Derivative   Beneficial
              Price       (Month/  (Instr. (A) or        Date         (Instr. 3    5)          Beneficially Security:    Ownership
              of          Day/     8)      Disposed of   (Month/      and 4)                   Owned        Direct       (Instr.
              Derivative  Year)            (D) (Instr.   Day/Year)                             at End       (D) or       4)
              Security                     3, 4, and 5)                                        of           Indirect
                                                                                               Month        (I)
                                                                                               (Instr.      (Instr.
                                                                                               4)           4)
                                ---------  ----- -----   -----------   -------------------

                                Code   V    (A)  (D)     Date    Expir-  Title   Amount
                                                         Exer-   ation           or
                                                         cisable Date            Number
                                                                                 of
                                                                                 Shares
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Class A Preferred $-0- 3/1/01  P           6,061         3/1/01  N/a   Common    60,610 $6.60  6,061          D
Stock, Series 1                                                        Stock, par
                                                                       value
                                                                       $0.01 per
                                                                       share
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Class A Preferred $-0- 1/3/01  P           37,879        1/3/01  N/a   Common    378,790 $6.60  37,879        I            By Olson
Stock, Series 1                                                        Stock, par                                          Farms,
                                                                       value                                               Inc.
                                                                       $0.01 per
                                                                       share
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Class A Preferred $-0- 9/25/00 P           41,177        9/25/00 N/a   Common    411,770 $17.00 41,177        I            By Olson
Stock, Series 1                                                        Stock, par                                          Farms,
                                                                       value                                               Inc.
                                                                       $0.01 per
                                                                       share
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

Explanation of Responses:

Not included in these shares reported are (i) the shares owned by Estate of Peter Dean Olson (because pecuniary interest without voting or investment power does not provide a basis for including the trust's shares in the Foundation's ownership and the sole beneficiary of the estate has no part of the voting or investment power, even though Michael Mills, president of Olson Farms, Inc., is both executor of the estate and one of four directors of the Foundation, whose Board requires a majority vote, not unanimity); and (ii) the shares owned by the Peter Dean Olson Trust, (because pecuniary interest held by the Foundation as sole beneficiary of the trust without voting or investment power does not provide a basis for including). However, Mr. Mills is sole trustee of the trust and has boting and investment power, but disclaims beneficial ownership.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                           /s/ Michael L. Mills 4/9/01
                                          -----------------------------------
                                          ** Signature of Reporting Person  Date

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